Exhibit 99.2

IR-363

Fanhua Announces Execution of a Term Sheet to Acquire Majority Interests in Zhongrong Smart Finance Information Technology Co., Ltd.

GUANGZHOU, China, November 24, 2022 (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that it has signed a term sheet (the “Term Sheet”) with the existing shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”) to acquire 57.73% equity interests of Zhongrong in an all-stock transaction. The transaction is expected to be completed in January 2023, subject to certain customary conditions, including completion of satisfactory due diligence.

Pursuant to the Term Sheet, the proposed transaction will involve the issuance of up to 62 million new ordinary shares of Fanhua, representing 5.44% of its enlarged share capital, in exchange for 57.73% of the equity interests of Zhongrong.

Established in 2018, Zhongrong is a leading managing general agency in China. Zhongrong offers life insurance products through a network of nearly 300 non-affiliated regional insurance agencies. In 2021, the gross written premiums of its life insurance business reached RMB1.4 billion, of which the first-year premiums were approximately RMB730 million.

Mr. Hu Yinan, Chairman and CEO of Fanhua, commented on the proposed transaction, “With our experience and resources accumulated in the past two decades, Fanhua is committed to building a public infrastructure platform to support all types of independent insurance intermediaries and independent agents to operate and thrive under a unified compliance framework, by providing them with access to a full spectrum of products and services, leading technology and digital operation capacities, professional training systems and services as well as capital support.”

“As a leading managing general agency in China, Zhongrong has unique advantages in compliance and quality management. The acquisition of Zhongrong is expected to greatly enhance the compliance and quality management capabilities of Fanhua’s platform and rapidly increase our market influence. It also marks an important step forward in accelerating the expansion of our platform’s foothold, contributing to the sustainable, high-quality growth of the life insurance agency channel in China.”

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

IR-363

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2022, our distribution and service network consisted of 697 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 100 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: Fanhua Inc.